Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

TRW has no parent or parents. As of December 31, 2000, certain of its subsidiaries, some of which also have subsidiaries, were as follows:

Name	Organized under the laws of	Percentage of voting securities owned (1)
BDM International, Inc.	Delaware	100.00%
TRW Automotive Espana, S.A.	Spain	100.00%
TRW Automotive Holding Company	Delaware	100.00%
TRW Automotive Japan Ltd.	Japan	100.00%
TRW Automotive Products Inc. which owns, directly or indirectly,	Delaware	100.00%
Frenos y Mecanismos, S.A. de C.V.	Mexico	100.00%
Kelsey-Hayes Canada Limited	Canada	100.00%
Kelsey-Hayes Company	Delaware	100.00%
Lucas Aerospace Power Equipment Corporation	Delaware	100.00%
Lucas Automotive GmbH	Germany	100.00%
Lucas Deutschland GmbH	Germany	100.00%
Lucas Industries Limited	United Kingdom	100.00%
Lucas Investments Ltd.	United Kingdom	100.00%
Lucas Systemes de Freinage S.A.S	France	100.00%
Lucas TVS Limited	India	52.50%
Lucas Western Inc.	Delaware	100.00%
LucasVarity Inc.	Delaware	100.00%
LucasVarity Limited	United Kingdom	100.00%
NEWCO Investment Co.	Michigan	100.00%
TRW Airbag Systems GmbH & Co. KG	Germany	99.99%
TRW Automotive Electronics & Components GmbH & Co. KG	Germany	100.00%
TRW Automotive Safety Systems GmbH & Co. KG	Germany	100.00%
TRW Automotive Safety Systems Holding GmbH	Germany	100.00%
TRW Automotive Safety Systems Inc.	Delaware	100.00%
TRW Automotive UK Limited	United Kingdom	100.00%
TRW Delaware Inc.	Delaware	100.00%
TRW Deutschland GmbH	Germany	100.00%
TRW Deutschland Holding GmbH	Germany	100.00%
TRW Fahrwerksysteme GmbH & Co. KG	Germany	100.00%
TRW France Holding SAS	France	100.00%
TRW Limited	United Kingdom	100.00%
TRW LucasVarity Electric Steering Limited	United Kingdom	100.00%
TRW Occupant Restraints Systems GmbH & Co. KG	Germany	100.00%
TRW Sensors & Components Inc.	Virginia	100.00%
TRW Systemes Aeronautiques SAS	France	100.00%
TRW Systems Limited	United Kingdom	100.00%
TRW UK Holding Limited	United Kingdom	100.00%
Varity Automotive Inc.	Delaware	100.00%

Name	Organized under the laws of	Percentage of voting securities owned (1)
TRW Canada Limited, which owns	Canada	100.00%
TRW Automotive South America S.A.	Brazil	100.00%
TRW France S.A.	France	100.00%
TRW Italia S.p.A	Italy	100.00%
TRW Koyo Steering Systems Company	Tennessee	51.00%
TRW Microwave Inc.	California	100.00%
TRW Netherlands B.V. which owns	Netherlands	100.00%
TRW Export Sales B.V. which, in turn, owns	Netherlands	100.00%
TRW Netherlands Finance B.V	Netherlands	100.00%
TRW Netherlands Finance International B.V	Netherlands	100.00%
TRW Netherlands Holding B.V	Netherlands	100.00%
TRW Overseas Finance N.V	Netherlands	100.00%
TRW Sistemas de Direcciones S.A. de C.V.	Mexico	100.00%
TRW Systems Overseas Inc.	Delaware	100.00%
TRW Vehicle Safety Systems Inc., which owns	Delaware	100.00%
TRW Safety Systems Inc.	Delaware	100.00%
TRW Technar Inc.	California	100.00%

---

(1)   Total percentages held by TRW and/or its subsidiaries, disregarding Directors' qualifying shares, if any.

    The names of certain subsidiaries, which considered in the aggregate would not constitute a "significant subsidiary" as such term is defined in the regulations under the federal securities laws, have been omitted from the foregoing list.